EXHIBIT 99.1

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

Alberta Securities Commission

PricewaterhouseCoopers LLP
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
M5K 1G8
Attention: Terry Hogan

Danziger & Hochman
202 Bentworth Avenue
Toronto, Ontario
M6A 1P8
Attention: David Danziger

Dear Sirs / Mesdames:

RE: Notice of Change of Auditors

Astris Energi Inc. (the “Corporation”) hereby gives notice pursuant to National Instrument 51-102 - Change of Auditor of a Reporting Issuer (“NI 51-102”) as follows:

1.	At the request of the Corporation, PricewaterhouseCoopers LLP has resigned as auditor of the Corporation effective January 26, 2005.

2.
The Board of Directors of the Corporation has considered and approved the resignation of PricewaterhouseCoopers LLP and has approved the appointment Danziger & Hochman as auditor of the Corporation. Subject to all applicable regulatory approvals, effective January 31, 2005, Danziger & Hochman will be the Corporation’s new auditors. The Corporation will propose at its next annual general meeting of shareholders that shareholders approve the appointment of Danziger & Hochman as the Corporation’s auditors for the year ended December 31, 2004.

3.
There were no reservations in the auditor’s reports on the Corporation’s financial statements for the most recently completed fiscal year or for any period subsequent to the most recently completed period for which an audit report was issued.

4.
In the opinion of the Corporation, as at the date hereof, there have been no reportable events (as such term is defined in NI 51-102) in connection with the audits of the two most recently completed fiscal years of the Corporation or for any period subsequent to the most recently completed period for which an audit report was issued.

Dated at Mississauga, Ontario this 31st day of January, 2005.

ASTRIS ENERGI INC.

By:
Name: Anthony Durkacz
Title: Vice President of Finance